NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock, 9.125% Series A Cumulative Redeemable Preferred Stock and the entire class of 9.75% Series B Cumulative Redeemable Preferred Stock (collectively, the 'Securities') of New Century Financial Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on April 27, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. In this regard, NYSE noted the disclosures included in Form 8-K filings on March 12 and March 13, 2007 with the Securities and Exchange Commission ('SEC') that all of the Company's lenders under its short-term repurchase agreements and aggregation credit facilities had discontinued their financing with the company or had notified the Company of their intent to do so. Certain of these lenders had also purported to terminate the Company's servicing rights under the respective financing arrangement. The Company has received notices from certain of its lenders asserting that the Company and/or its subsidiaries have violated their respective obligations under certain of these financing arrangements and that such violations amount to events of default. Certain of these lenders have further advised the Company that they are accelerating the Company's obligation to repurchase all outstanding mortgage loans financed under the applicable agreements. The Company and its subsidiaries do not have sufficient liquidity to satisfy their outstanding repurchase obligations under the Company's existing financing arrangements. In addition, the NYSE noted the overall uncertainty surrounding the Company's previously announced restatement of its 2006 interim results and the delay in the completion of its current financial statement filing requirements with the SEC. 1. The Exchange's Listed Company Manual, Section 802.01D states, in part, that the Exchange is not limited by the criteria set forth in that section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria. Other factors which may lead to a company's delisting include: The failure of a company to make timely, adequate, and accurate disclosures of information to its shareholders and the investing public; Failure to observe good accounting practices in reporting of earnings and financial position; Inability to meet current debt obligations or to adequately finance operations. 2. The Exchange, on March 13, 2007, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on March 13, 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on March 13, 2007, of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on March 13, 2007.